UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2022	2

The financial information related to January-September 2022 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 4th November 2022. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00

Telefónica Q3 2022 Financial Results                      4th November 2022
Steady execution of our strategy whilst delivering sustainable growth

Highlights
•Continued strengthening of our core markets. Spain shows ongoing KPIs momentum, reinforced with "miMovistar” proposition. OIBDA improved sequentially supported by further efficiencies. In Brazil Vivo continues integrating Oi mobile accesses and capturing synergies. Unrivalled operational performance drive organic y-o-y growth in OIBDA margin under double-digit revenue growth. Germany showed again strong commercial traction and revamped “O2myHome” tariff in a M4M move, while revenue and OIBDA accelerated performance. VMO2 continued capturing synergies, targeting 30% of £540m run rate by 2022E, whilst strengthening its leading content strategy (Premier League, Disney+). T. Infra further increased its fibre vehicles in July with the addition of Spain and UK. T. Tech grew at scale ahead of the market with a strong funnel.
•Looking forward, we continue to leverage new growth opportunities. T. Infra, capturing growth through fibre vehicles (12m1 PPs as of Sep-22) while analysing opportunities to crystallise value. T. Tech, a potential source of value due to its fast-growing B2B digital services and new partnerships (McAffee, Sherpa.ai). In Hispam we continue modulating exposure to the region while maintaining optionality. In Spain, in-market consolidation and the European Recovery Fund are upside opportunities. Network leadership evolution brings an opportunity for our industry building up around the concept of Network as a Service (NaaS), and an ongoing shift to a strategy oriented at Web3 supported by agreements to invest in cutting-edge companies (Imascono, Bit2Me) and new partnerships (Qualcomm).
•2022 guidance and dividend confirmed, despite a tougher environment.
•Network leadership and commercial actions supporting accesses growth.
◦Growth in high value UBB, fibre and mobile contract (+7%, +17% and +8% y-o-y respectively)
◦Focus on customer relationship, churn management and leading NPS
•Accelerating reported trends; revenue +11.2% vs +0.8% in Q2 22; underlying OIBDA +8.5% (-3.5% in Q2 22).
◦FX tailwind y-o-y mainly due to the appreciation of Brazilian real vs. the euro (revenue +€494m and OIBDA +€188m in Q3 22). Positive FCF impact of +€176m in 9M 22
◦Normalising impact of changes in the consolidation perimeter in Q3 22 y-o-y (revenue -€47m; OIBDA +€16m)
◦Underlying OIBDA back to growth
•Consistent and sustainable organic growth.
◦Q3 22 revenue +3.8% y-o-y, OIBDA +3.1% y-o-y
•Sound profitability (y-o-y organic), with stable Q3 22 OIBDA margin.
◦Effective management of inflationary pressures
◦Efficiencies, digitalisation and synergy realisation
•Smart capital allocation, prioritising investment for growth.
◦9M 22 CapEx up +5.6% y-o-y organic, 13.8% CapEx to Sales organic
◦9M 22 OIBDA-CapEx/Revenue topped 19.0% organic, almost flat y-o-y, despite CapEx phasing in Q3 22
•Strong balance sheet on prudent debt management and solid FCF, positioning us well for macro uncertainties.
◦Average debt life stands at 13.0 years, 74% of debt is linked to fixed rates, we have a robust liquidity and we have covered maturities over the next three years
◦FCF improvement throughout the year, €1,125m in Q3 22 to €2,474m in 9M 22 (+68.2% y-o-y)
1     Included in the total Group´s FTTH PPs

◦VMO2 dividends guaranteed thanks to recap financing signed
◦Net financial debt of €28,918m as of Sep-22, relatively stable vs June. Considering post-closing events, it would stand at €26.7bn, deleveraging despite M&A activity in 2022 (2.52x ND/OIBDAal post-closing EoP)
◦€1.3bn tax refund to enhance Q4 22 FCF and net debt reduction
◦9M 22 Shareholder’s equity up +15.8% vs. Dec-21 to €25.7bn as of Sep-22

	9M 22		Q3 22
	Reported (€m)	y-o-y reported % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	29,793	0.6	10,343	11.2
OIBDA	9,593	(53.5)	3,249	(13.0)
OIBDA underlying	9,521	(2.8)	3,293	8.5
Net Income	1,486	(84.1)	460	(34.9)
FCF (incl. leases principal payments)	2,474	68.2	1,125	100.8
Net Financial Debt ex-leases	28,918	13.5[1]
1 Y-o-y change with reported net debt in 9M 21 adjusted for Q4 21 Telxius transaction impacts.

	9M 22		Q3 22
	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	34,228	4.1	11,825	3.8
OIBDA	11,264	2.9	3,799	3.1
OIBDA - CapEx (ex- spectrum)	6,389	0.9	1,910	(7.5)

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"We delivered another quarter of sustainable growth, driven by the relentless execution of our strategy. In Q3 22, our reported revenue growth accelerated significantly to +11.2% y-o-y, while underlying OIBDA was back to growth at +8.5%, with 9M 22 FCF up 68.2% y-o-y.
Q3 22 results allow us to confirm our full year-guidance, narrowed to the mid to upper end of the low-single-digit range at H1 22 results, and our dividend commitment for 2022, despite a very challenging macro backdrop. We are certainly not immune against these conditions, but we have a proven experience to successfully manage our business in this environment.
During the quarter we continued with our deliberate capital allocation, focused on next generation networks to capture future growth and strengthening our balance sheet at the same time. We have a strong liquidity position that allows to cover maturities over the next three years while 74% of our debt has fixed rates with an average life of 13.0 years.
Lastly, we remained committed to help society, contributing via our network reach, our P&S and our social efforts to make technology more accessible."

Outlook
January-September 2022 results on track to meet guidance for 2022 (organic2 including 50% of VMO2 JV). Against a challenging backdrop:
•Revenue: “high-end of the low single digit growth” range.
•OIBDA: “mid-to-high-end of the low single digit growth” range.
•CapEx (ex-spectrum) to sales ratio of up to 15%.
2     Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum

Shareholder remuneration confirmed for 2022
•2022 dividend of €0.30 per share will be paid in December 2022 (€0.15 per share) and in June 2023 (€0.15 per share) in cash. For the purpose of this second tranche, the adoption of the corresponding corporate resolutions will be proposed to the AGM.
•The second tranche of the 2021 dividend (€0.15 per share) has been paid in June 2022, through a voluntary scrip dividend.
•Reduction of share capital through the cancellation of the Company's own shares (139,275,057) in April 2022.
•The adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 0.4% of the share capital held as treasury stock (June 30th, 2022).

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Retail Accesses	341,122.7	343,474.8	341,887.8	344,945.5	343,688.4	359,158.4	357,963.9	4.7
Fixed telephony accesses	32,006.6	31,395.9	30,521.3	29,966.9	29,280.9	28,548.7	28,151.3	(7.8)
Broadband	25,586.7	25,662.6	25,713.4	25,833.3	25,836.4	25,924.4	26,107.7	1.5
UBB	21,071.9	21,481.7	21,873.3	22,281.8	22,554.8	22,920.1	23,328.3	6.7
FTTH	10,574.6	11,142.7	11,709.8	12,243.8	12,697.9	13,178.5	13,720.0	17.2
Mobile accesses	271,780.1	274,917.0	274,263.8	277,793.3	277,394.2	293,654.9	292,749.0	6.7
Prepay	131,508.6	131,764.2	129,147.7	129,675.7	126,690.6	135,528.7	132,771.1	2.8
Contract	113,511.4	114,988.2	115,899.8	117,432.1	118,439.0	124,163.1	124,973.8	7.8
IoT	26,760.1	28,164.6	29,216.4	30,685.4	32,264.7	33,963.1	35,004.0	19.8
Pay TV	11,447.2	11,258.2	11,152.0	11,111.7	10,951.7	10,811.9	10,740.8	(3.7)
Wholesale Accesses	23,066.4	23,747.4	23,854.6	24,173.3	24,680.5	25,007.9	25,573.8	7.2
Fixed wholesale accesses	3,698.1	3,679.6	3,699.8	3,694.5	3,703.1	3,681.5	3,687.7	(0.3)
Mobile wholesale accesses	19,368.3	20,067.8	20,154.8	20,478.8	20,977.4	21,326.4	21,886.1	8.6
Total Accesses	364,189.1	367,222.2	365,742.4	369,118.9	368,368.9	384,166.4	383,537.6	4.9
Notes:
- Includes VMO2's accesses since January 2021 and Oi mobile accesses since April 2022. In September 2022, 3.0m inactive mobile accesses acquired to Oi (0.8m contract and 2.2m prepaid) were disconnected.
- FTTH accesses includes mainly Spain, Brazil and Hispam connections.
- Accesses in March 2022 include (in T. España) an update of 500k IoT accesses .
- Accesses in June 2022 include (in VMO2) a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections.

OWN UBB COVERAGE
Unaudited figures (thousands)	2021				2022

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	153,169.5	155,365.5	157,265.0	159,841.1	162,946.2	164,694.9	166,328.3	5.8
Owned (Fully/Partially)	77,915.4	79,256.3	80,881.7	82,857.7	84,879.7	86,013.7	87,180.5	7.8
Total FTTH	49,271.3	51,413.8	53,522.9	55,813.7	57,972.0	59,692.0	62,186.8	16.2
Owned (Fully/Partially)	47,917.2	49,635.7	51,439.5	53,473.2	55,505.5	57,053.6	59,367.6	15.4
Uptake FTTH	27%	27%	27%	27%	27%	27%	27%	0.2 p.p.
Notes:
- Total premises passed include owned coverage in Spain, UK, Brazil and Hispam as well as third-party agreements. Includes VMO2's UBB premises passed since January 2021.
- FTTH uptake includes FTTH connected accesses in Spain (including wholesale), Brazil and Hispam divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

Improving customer base mix
The Group’s accesses base reached 383.5m in Sep-22 and increased 5% y-o-y driven by high value accesses growth, with FTTH +17% and mobile contract +8%.

Enhanced infrastructure and IT
Our secure, resilient, open, virtualised and future-proof networks are increasingly capable of handling a higher traffic and services demand in this digital world on the back of our long-term vision and investment commitment.
We maintain a technological leadership in fibre, the optimal carrier for the next fifty years, and continue to hold the global lead (ex-China) in total UBB PPs with 166.3m as of Sep-22, +6% y-o-y (87.2m own network, +8% y-o-y). FTTH PPs increased 16% y-o-y to 62.2m PPs (59.4m own network, +15% y-o-y). Fibre vehicles allow to expand our reach while optimising CapEx and returns with a greener technology, 85% more efficient in energy consumption than copper.

We continue to gradually upgrade fibre (XGS-PON ready). The evolution from 1Gbps to 50Gbps may be done with minimal impact on CapEx and bring new capabilities development as well as 5G networks optimisation and backhaul. In the Open Broadband project, lab and field tests progressed well during 2022 and commercial rollout is expected for 2023 in Brazil, while Open access fixed CPEs (in-house) reached 48.6m, including 11.8m HGUs (95% of FTTH customers). OPA-H (Open Access for Home) builds a differential value proposition through our CPEs application layer virtualisation (massive deployment of Single Agent in >4M HGUs in Spain with use cases of operations and services of Smart WiFi and Secure connection, also tests in 2022 for Brazil and Hispam).
5G will be applied across all sectors being 90% more energy efficient than 4G per unit of traffic. With 5G spectrum in our core markets, we follow a pragmatic approach with 5G roll out adapted to commercial needs (5G SA already launched in Brazil). 5G coverage reached over 800 towns and cities in the UK, 75% pop. in Germany, 83% pop. in Spain and 35 cities in Brazil. LTE coverage is 90% (99% in Europe and 86% in Latam), up 6 p.p. y-o-y.
The new digital reality requires the adaptation of both network and IT technological architectures. Network virtualisation and softwarisation, the telco cloud paradigm and Open RAN architectures in mobile networks and Open Broadband in fixed networks stand out. As such, to provide flexibility in 5G networks, cloud environments can be used to run on-demand Virtual Network Functions (VNF) while Software Define Networks (SDN) can dynamically change the network topology according to the load and service requirements. Open RAN virtualisation will drive a simpler and more automated IT mobile architecture, and in 2022, validation in the field progress in core markets, with the target of attaining 30-50% of total RAN growth between 2023-2025. Furthermore, 81% of Telefonica's processes are now digitalised and managed in real time (+2 p.p. y-o-y).
Testing of Network Slicing use cases starts the next phase towards the commercial implementation of static slicing. Our strategic advantage in the Multi Edge Computing ecosystem leverages on key partnerships (Microsoft and Google), commercial solutions, and our ability to equip Central Offices with Edge platforms and 5G. As a new project to leverage our networks, we are working on NaaS internally and in collaboration with the Industry (GSMA), to expose our telco capabilities to third parties to enable them to develop new advanced services, like metaverse or private networks as a service, and to enhance their end-user application experience. Focus is the standardisation of APIs, leveraging existing internal capabilities (Telefónica Kernel and our Apified networks and systems). Disruptive services as holographic communications, where Telefónica is working with Matsuko, will take advantage as well of both slicing and NaaS.
5G enhanced capabilities (Slicing, MEC, NaaS) require the ongoing evolution of Systems (BS/OS) which play a key role to digitise and automate the delivery of the new services, enabling new business models under the IT as a Service paradigm.
To stabilise electricity consumption, costs and CO2 emissions, we continue to implement energy efficiency projects as part of our commitment to fighting climate change. 100% of electricity used is from renewable sources across the core markets, Peru and Chile. Also, in 2022 we began to purchase renewable energy in more Hispam markets and Brazil progressed in its Distributed Generation project, with the installation of 43 power plants (of a planned total of 85) that will allow the generation of more than 700GWh renewable energy per year.
We are reducing energy consumption through initiatives such as legacy switch off or reducing RAN consumption. Since 2015, we reduced energy consumption (electricity + fuel) by 7.2% despite the traffic managed by our networks increased more than 6.7x. In Spain, 749 COs were closed in 2022 (2,197 since 2014), as part of the copper migration targeted for 2024, and Hispam progressed in multi-layer and 2G switch-off. All helping our goal of net-zero emissions in 2040, with interim target of reducing its scope 1+2 emissions by 90% and neutralising unabated emissions in key markets by 2025.

Financial performance

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg	July - September		% Chg

	2022	2021	Reported	2022	2021	Reported

Revenue	29,793	29,603	0.6	10,343	9,298	11.2
Other income	1,527	12,019	(87.3)	459	1,144	(59.9)
Operating expenses	(21,684)	(20,930)	3.6	(7,531)	(6,662)	13.0
Impairments & losses on disposal of assets	(43)	(71)	(39.6)	(22)	(45)	(52.4)
Underlying operating income before D&A (OIBDA)	9,521	9,797	(2.8)	3,293	3,034	8.5
Operating income before D&A (OIBDA)	9,593	20,620	(53.5)	3,249	3,734	(13.0)
OIBDA Margin	32.2%	69.7%	(37.5 p.p.)	31.4%	40.2%	(8.8 p.p.)
Depreciation and amortisation	(6,670)	(6,295)	6.0	(2,334)	(2,155)	8.3
Operating income (OI)	2,923	14,326	(79.6)	914	1,579	(42.1)
Share of profit (loss) of investments accounted for by the equity method	481	(58)	c.s.	376	10	n.s.
Net financial income (expense)	(1,393)	(938)	48.5	(733)	(386)	90.0
Profit before taxes	2,011	13,330	(84.9)	557	1,203	(53.7)
Corporate income tax	(316)	(1,555)	(79.7)	(4)	(355)	(98.9)
Profit for the period	1,695	11,776	(85.6)	553	849	(34.8)
Attributable to equity holders of the Parent	1,486	9,335	(84.1)	460	706	(34.9)
Attributable to non-controlling interests	209	2,441	(91.4)	93	143	(34.7)
Weighted average number of ordinary shares outstanding during the period (millions)	5,754	5,884	(2.2)	5,734	5,861	(2.2)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.23	1.56	(85.1)	0.07	0.11	(36.0)
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.21	0.33	(38.3)	0.02	0.07	(70.5)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€154m in January-September 2022 and €181m in January-September 2021), by the weighted average number of ordinary shares outstanding during the period.

In Q3 22, impacts from changes to the perimeter were limited and FX moves were supportive y-o-y. The impact from changes to the perimeter reduced to -€47m on revenue and +€16m on OIBDA (-€2,755m and -€983m in 9M 22). FX movements had a positive impact, mainly due to the appreciation of the Brazilian real vs. the euro, of €494m on revenue and €188m on OIBDA in Q3 22 (€1,262m and €470m in 9M 22). Including 50% VMO2 results the FX impact amounted to €493m and €187m on revenue and OIBDA respectively (€1,349m and €503m in 9M 22). FX moves translated to a €176m positive impact on free cash flow in 9M 22 while on net debt, FX had a negative impact of €1.0bn, or €1.5bn at net debt plus leases in 9M 22.
Revenue growth accelerated to +11.2% y-o-y in Q3 22 (+0.6% y-o-y in 9M 22) with FX moves supportive to y-o-y trends. In organic terms, revenue increased by 3.8% y-o-y in Q3 22 (+4.1% in 9M 22) with service revenue and handset sales growing by 2.8% and 12.2% y-o-y respectively (+2.9% and +14.5% y-o-y in 9M 22).
The weight of revenue from broadband connectivity and services beyond connectivity increased by 1.7 p.p. y-o-y to 72% of total service revenue in reported terms, while share of voice and access decreased by 1.5 p.p. to 27% in 9M 22.
B2B revenue organic growth continued to post solid growth of +6.5% y-o-y in Q3 22 (+4.3% vs 9M 21 to €6.4bn). Growth accelerated 2.9 p.p. q-o-q mainly due to Spain and Brazil, better performance of IT & digital services in the Corporate segment and to a lesser extend in SMB.
Other income amounted to €459m in Q3 22 and €1,527m in 9M 22, including a €0.2bn capital gain from Colombia's Infraco in Q1 22. 2021 figures (€1,144m in Q3 21 and €12,019m in 9M 21) were affected by capital gains from the creation of VMO2's JV, the sale of Telxius towers, the sale of T. Costa Rica and the fibre vehicles in Brazil and Chile.

Operating expenses increased 13.0% y-o-y in Q3 22 (+3.6% y-o-y in 9M 22) negatively affected by FX impacts. OpEx included €44m of restructuring costs mainly in Hispam. In organic terms, OpEx increased 4.5% y-o-y in Q3 22 (+5.8% y-o-y in 9M 22), mainly due to higher supply and personnel costs.
Impairments and losses on disposal of assets amounted to €22m in Q3 22 and €43m in 9M 22.
Operating income before depreciation and amortisation (OIBDA) -13.0% y-o-y in Q3 22, -53.5% y-o-y in 9M 22, affected by capital gains booked in 2021, that partially offset the positive impact from FX moves. In organic terms, OIBDA growth accelerated to +3.1% y-o-y (+2.9% in 9M 22), and in underlying terms it was back to growth (+8.5%, -2.8% in 9M 21).
OIBDA margin in organic terms was stable (-0.2 p.p. y-o-y to 32.8% in Q3 22; -0.4 p.p. y-o-y to 32.8% in 9M 22).
Depreciation and amortisation increased 8.3% y-o-y in Q3 22 (+6.0% y-o-y in 9M 22) mainly due to FX impacts. In organic terms, D&A increased by 1.7% y-o-y in Q3 22 (-0.9% y-o-y in 9M 22).
Share of profit of investments accounted for by the equity method amounted to €376m in Q3 22 and €481m in 9M 22, mainly including VMO2 JV's results mainly affected by the change in fair value of derivatives (€535m, net of taxes).
Net financial expenses increased by 90.0% y-o-y to €733m in Q3 22 impacted mainly by the changes in the value of equity derivatives related to own shares (-€307m). Excluding this impact net financial expenses would have grown 9.8%, largely due to the rise in interest rates and debt denominated in Brazilian reais as well as the appreciation of this currency against the euro. This also explains net financial expenses increasing by 48.5% to €1,393m in 9M 22.
Corporate income tax amounted to €4m in Q3 22, vs €355m in Q3 21, mainly due to higher profit before taxes in 2021 derived from extraordinary capital gains, and the registration in Sep-22 of a defer tax asset in Spain. In 9M 22 Corporate income tax was down 79.7% y-o-y mainly affected by extraordinary effects in 2021 (the outcome of the tax inspection in Spain and capital gains) and the deconsolidation of T. UK.
Profit attributable to non-controlling interests was down -34.7% y-o-y in Q3 22 mainly due to lower profit from minority interests of T. Deutschland, partially offset by higher profit from minority interests of T. Brasil. 9M 22 y-o-y variation (-91.4%) was affected by the sale of Telxius towers in 2021.
Profit attributable to equity holders of the parent company amounted to €460m in Q3 22 with earnings per share of €0.07 (€1,486m and €0.23 in 9M 22). In underlying terms, net income totalled €178m (-63.6% y-o-y) with EPS of €0.02 (-70.5% y-o-y) after excluding -€28m of restructuring and +€310m of other impacts. In 9M 22, underlying net income amounted to €1,343m (-36.3% y-o-y) and EPS to €0.21 (-38.3% y-o-y) after excluding -€62m of restructuring, +€58m of capital gains and +€147m of other impacts.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - September

	2022	2021	% Chg

OIBDA	9,593	20,620	(53.5)
- CapEx accrued during the period	(4,020)	(4,893)
- Non-cash items & Others (1)	(173)	(10,881)
- Working Capital	(109)	(365)
- Net interest payment	(1,165)	(1,084)
- Dividends received	497	18
- Payment for tax	(416)	(379)
- Dividends paid to minority shareholders	(275)	(263)
= Free Cash Flow excluding Lease Principal Payments	3,932	2,773	41.8
- Lease Principal Payments	(1,458)	(1,303)
= Free Cash Flow including Lease Principal Payments	2,474	1,470	68.2
Weighted average number of ordinary shares outstanding during the period (millions)	5,754	5,884
= Free Cash Flow per share (Euros)	0.43	0.25	72.1
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Spectrum payments amounted to €40m in January-September 2022 (mainly €21m in Germany and €12m in Hispam). In January-September 2021 totalled €1,012m (mainly €521m in the UK, €333m in Spain and €133m in Chile).
(1) In January-September 2022 it was associated mainly to the capital gain from Colombia's InfraCo (€0.2bn). In January-September 2021 it was associated mainly to capital gains from the creation of VMO2's JV, the sale of Telxius towers, the sale of T. Costa Rica and the creation of fibre vehicles in Brazil and Chile.

Free cash flow amounted to €1,125m in Q3 22 vs €560m in Q3 21, reflecting dividends received in Q3 22 (€328m) and spectrum payments in Q3 21 (€309m). In addition, it was mainly affected by a higher organic CapEx execution and higher lease principal payments, partially offsetting an improved y-o-y WC. In 9M 22, free cash flow was €2,474m vs €1,470m in 9M 21, mainly due to lower spectrum payments, higher dividends received, lower WC consumption, partially offsetting the impacts from changes to the perimeter, and higher lease principal and financial payments.
OIBDA-CapEx decreased by -7.5% y-o-y in organic terms in Q3 22 mainly due to an increase in CapEx. OIBDA-CapEx was up +0.9% y-o-y organic in 9M 22.
CapEx grew 3.1% y-o-y in Q3 22. It was up 18.4% y-o-y in organic terms mainly due to a different CapEx execution. In 9M 22, CapEx was down -17.8% y-o-y mainly due to spectrum acquisitions in 9M 21 and impacts from changes to the perimeter. In organic terms, it was up 5.6% y-o-y in 9M 22 affected by a different CapEx execution with CapEx/Revenue standing at 13.8%.
Working capital consumed €109m in 9M 22 mainly impacted by recurrent seasonal effects, such as CapEx, partially offset by the application of the court ruling in Brazil and financed spectrum accruals to be paid in the coming years. Compared to 9M 21, working capital improved by €256m, mainly affected by the application of the court ruling in Brazil and financed spectrum, which more than offset the impact of changes in the perimeter and Capex seasonality.
Interest payments increased by 7.5% y-o-y in 9M 22 due to higher debt and interest rates in Brazilian real due to its appreciation against the euro, partly offset by debt maturities not refinanced in Europe. Thus, the effective cost of interest payments over the last 12 months stood at 3.95% as of Sep-22 (excluding lease interests: 3.94%).
Dividends received amounted to €497m in 9M 22 mainly from the VMO2 JV in the UK (€470m).
Tax payments grew 9.8% y-o-y in 9M 22, mainly due to higher tax payments in Brazil, partially offset by the deconsolidation of T. UK and higher tax refunds from previous years in Spain.
Dividends paid to minority shareholders grew 4.7% y-o-y in 9M 22 mainly due to higher dividends paid to minorities of T. Brasil.
Lease principal payments increased 11.9% y-o-y in 9M 22 primarily due to FX revaluation (mainly BRL) and higher ROU due to corporate operations.

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - September

	2022	2021	% Chg

Net financial debt at beginning of period	26,032	35,228
+ Free Cash Flow including Lease Principal Payments	(2,474)	(1,470)
+ Hybrids	—	35
+ Shareholder remuneration (including hybrid coupons)	833	929
+ Pre-retirement commitments	649	657
+ Net financial investments (1)	1,840	(13,157)
+FX & Others	2,038	(256)
Net financial debt at end of period	28,918	21,965	31.7
+ Lease Liabilities	9,163	7,941
Net Financial Debt plus Lease Liabilities at end of period	38,081	29,906
- Net financial debt would have stood at €25.5bn as of September 2021 adjusted for Q4 21 Telxius transaction impacts
(1) In January-September 2022 includes mainly €1.1bn related with the acquisition of Oi's mobile assets, €0.3bn with BE-terna acquisition and €0.2bn with Incremental acquisition, net of €0.1bn from the sale of El Salvador. In January-September 2021 it was related mainly with the creation of VMO2 JV in the UK, the sale of Telxius towers and T. Costa Rica, the creation of fibre vehicles in Brazil and Chile, and partially offsetting the acquisition of Cancom UK&I.

Net financial debt stood at €28,918m as of Sep-22, increasing €101m in Q3 22, despite a positive free cash flow generation of €1,125m, due to net financial investments (€243m), shareholder remuneration (€258m, including coupon payments of capital instruments), labour-related commitment payments (€207m) and other net factors totaling €518m (mainly due to changes in the value of equity derivatives related to own shares and higher value in euros of net debt in foreign currencies).
In 9M 22, net financial debt increased by €2,886m despite a positive free cash flow generation of €2,474m. This was due to (i) net financial investments of €1,840m (mainly Oi’s mobile assets, BE-terna and Incremental acquisitions, net of the sale of El Salvador and the closing of Colombia's InfraCo transaction), ii) shareholder remuneration of €833m (including coupon payments of capital instruments), iii) labour-related commitment payments of €649m, and, iv) other net factors totaling €2,038m (mainly due to the higher value in euros of net debt in foreign currencies, highlighting the impact of the Brazilian real, spectrum renewal in Colombia in Q2 22 and the compensation of the judicial decision in Brazil).
Including the tax refund in Spain, net proceeds from the closing of Bluevia transaction (FibreCo in Spain), from the recovery of Telxius tax payments in advance, and including the acquisition of an additional stake in Telxius and the impact from the fibre assets acquisition by FibreCo Chile, net financial debt would decrease by €2.2bn from Sep-22 to €26.7bn.
Net financial debt including lease liabilities amounted to €38,081m as of Sep-22. In Q3 22, lease liabilities increased by €480m and €1,084m vs. Dec-21 mainly due to the net effect of ROU additions and principal payments and FX revaluation (mainly BRL).
Telefónica, has raised long term financing in 9M 22 by €9,984m, of which €7,584m correspond to re-financing of the Group’s debt (excluding commercial paper and short-term bank loans) while €1,740m equivalent correspond to a sustainable-linked term loan signed at VMO2, €599m equivalent correspond to new financing at Cornerstone and €61m to FiBrasil. Telefónica's financing activity allowed the Group to maintain a solid liquidity position of €22,108m and maintain long debt maturities with 2023-2026 gross debt maturities average at €2.9bn, 56% lower vs four-year average at Sep-16. Gross debt maturities amount to €3.0bn in 2023, €2.2bn in 2024, €4.3bn in 2025, €2.0bn in 2026 and €25.8bn in >2026. As of Sep-22, the Group has covered maturities over the next three years. The average debt life stood at 13.0 years.
Financing activities in Q3 22
•In July, T. Brasil closed an issuance of debentures for a total amount of BRL 3,500m (BRL 1,500m with maturity in 2025 and BRL 2,000m with maturity in 2027).
•In August, VMO2 signed a GBP 1,474m sustainable-linked term loan with maturity in Sep-27.
•In September, Telefónica S.A. signed a €150m bilateral loan with maximum maturity in Dec-32 while FiBrasil issued BRL 315M debentures with maturity in Sep-26.

Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €226m as of Sep-22.
Undrawn committed credit lines with different credit institutions amounted to €11,811m as of Sep-22 (€11,414m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €22,108m.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Key targets:
◦Net-zero emissions across the value chain by 2040 (interim: reducing 90% Scope 1 + 2 in core markets and neutralising 10% unabated emissions by 2025). 100% renewable electricity by 2030.
◦Zero-waste by 2030.
◦Help customers avoid 12m tCO2 p.a. in 2025 and >50m tCO2 emissions (2020-25 accumulated).
•Q3 22 progress:
◦Our renewable energy plan is working to reduce our emissions. T. Chile uses 100% renewable energy, joining Brazil, Germany, Spain, UK and Peru. T. Hispam will cover c. 50% of consumption with renewably-sourced energy by year-end. In Brazil, Distributed Generation plants in operation reached 43 (of 85 planned). (SDG #7, #13)
◦1st in sector to publish detailed Life Cycle Assessment of connectivity solutions according to EU Taxonomy criteria.
“S” Social: Helping society to thrive
•Key targets:
◦Expand connectivity with 90-97% rural mobile broadband coverage in Brazil, Germany and Spain by 2024.
◦33% female executives by 2024.
◦Zero gender pay gap by 2050; interim target of zero adjusted gender pay gap by 2024.
•Q3 22 progress:
◦Connect the underserved by bolstering our FibreCo portfolio in Spain and the UK in Q3 22. (SDG #9)
◦Offering affordable access with more zero-rated data services added and a 16% cut to the social broadband tariff to support UK customers in the cost-of-living crisis. (SDG #1, #9)
◦The Group Equality Policy was approved by the Board of Directors, addressing pay gap, equal opportunities and greater parity. (SDG #5)
◦T. Hispam’s ‘Women in Network’ won best practice award from the UN Global Compact Network. (SDG #5).
“G” Governance: Leading by example
•Key targets:
◦Zero tolerance of corruption.
◦~25% financing3 linked to sustainability by 2024.
◦Gender parity in top governing bodies by 2030.
•Q3 22 progress:
◦Increasing sustainable financing: VMO2 refinanced syndicated loans according to sustainability indicators.
◦Telefónica, founding member of the Joint Alliance for CSR -JAC- (drive ESG with ICT suppliers). (SDG #17)
◦74% of workforce already trained in ESG and Business Ethics (3 months after launch of new Business Principles course). (SDG #16)
3     Financing includes balance-sheet debt, hybrids and undrawn committed credit lines

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - September	% Chg		July - September	% Chg

	2022	Reported	Organic	2022	Reported	Organic

Revenue	29,793	0.6		10,343	11.2
Telefónica España	9,283	0.8	0.8	3,119	0.2	0.2
Telefónica Deutschland	6,034	5.7	5.7	2,085	6.0	6.0
Telefónica Brasil	6,509	27.4	8.8	2,310	29.0	10.6
Telefónica Hispam	7,036	15.9	4.1	2,510	18.2	3.8
Other companies & eliminations	930	6.1	28.4	318	5.4	11.8
Revenue (aggregating 50% VMO2 JV)	34,228		4.1	11,825		3.8
VMO2 JV (100%)	9,013	1.8	(0.2)	3,018	(0.5)	(0.6)
OIBDA	9,593	(53.5)		3,249	(13.0)
Telefónica España	3,403	(3.7)	(3.7)	1,150	(2.8)	(2.8)
Telefónica Deutschland	1,893	5.5	4.7	647	3.8	4.2
Telefónica Brasil	2,702	16.2	7.5	988	16.7	12.3
Telefónica Hispam	1,595	(2.8)	4.4	501	(42.6)	1.2
Other companies & eliminations	(1)	c.s.	c.s.	(36)	c.s.	n.s.
OIBDA (aggregating 50% VMO2 JV)	11,264		2.9	3,799		3.1
VMO2 JV (100%)	3,320	5.7	5.1	1,095	3.1	8.1
OIBDA margin	32.2%	(37.5 p.p.)		31.4%	(8.8 p.p.)
Telefónica España	36.7%	(1.7 p.p.)	(1.7 p.p.)	36.9%	(1.1 p.p.)	(1.1 p.p.)
Telefónica Deutschland	31.4%	(0.1 p.p.)	(0.3 p.p.)	31.0%	(0.7 p.p.)	(0.5 p.p.)
Telefónica Brasil	41.5%	(4.0 p.p.)	(0.5 p.p.)	42.8%	(4.5 p.p.)	0.7 p.p.
Telefónica Hispam	22.7%	(4.4 p.p.)	0.1 p.p.	19.9%	(21.1 p.p.)	(0.6 p.p.)
Other companies & eliminations	(0.1%)	n.s.	c.s.	n.s.	n.s.	n.s.
OIBDA margin (aggregating 50% VMO2 JV)	32.9%		(0.4 p.p.)	32.1%	(0.1)	(0.2 p.p.)
VMO2 JV (100%)	36.8%	1.3 p.p.	1.9 p.p.	36.3%	1.3 p.p.	3.0 p.p.
CapEx	4,020	(17.8)		1,539	3.1
Telefónica España	1,045	(23.5)	1.4	403	(37.6)	20.6
Telefónica Deutschland	902	11.3	11.3	346	14.3	14.3
Telefónica Brasil	1,297	29.5	11.0	488	37.8	20.2
Telefónica Hispam	659	0.6	(12.5)	230	49.5	11.1
Other companies & eliminations	118	(8.0)	35.5	72	96.7	138.5
CapEx (aggregating 50% VMO2 JV)	5,014		5.6	1,897	20.8	18.4
VMO2 JV (100%)	1,987	(9.0)	7.1	717	19.7	10.0
Spectrum	139	(85.9)		8	(97.6)
Spectrum (aggregating 50% VMO2 JV)	139		(82.7)	8	n.s.	c.s.
OIBDA-CapEx	5,573	(64.6)		1,710	(23.7)
Telefónica España	2,358	8.7	(5.8)	747	39.2	(11.9)
Telefónica Deutschland	991	0.6	(0.6)	301	(6.1)	(5.2)
Telefónica Brasil	1,405	6.1	4.4	499	1.5	5.6
Telefónica Hispam	936	(5.0)	15.1	271	(62.2)	(3.4)
Other companies & eliminations	(119)	c.s.	n.s.	(108)	c.s.	n.s.
OIBDA-CapEx (aggregating 50% VMO2 JV)	6,250		0.9	1,902	(84.3)	(7.5)
VMO2 JV (100%)	1,333	39.0	3.0	378	(18.4)	5.7
- Reconciliation included in the excel spreadsheets
- OIBDA and OI are presented before brand fees and management fees.
- Organic criteria: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica 9M 22 revenue	30%	of total Telefónica 9M 22 OIBDA	37%	of total Telefónica 9M 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Positive net adds in mobile contract and, again, in fixed broadband
•Continued sequential improvement in year-on-year OIBDA evolution
•Increased coverage of the cost of energy consumption for the coming years

Operating performance
T. España's results reflect a positive operating and financial performance in Q3 22. The value strategy and the superior quality of its assets allow the Company to compete from the best position and capture growth opportunities. These are around the demand for quality connectivity, the momentum of the European recovery funds and the growing ecosystem of home services in a complex macroeconomic environment.
Having signed a long-term agreement for a large part of renewable electricity supply a year ago, the Company has closed new PPA agreements in Q3 22 that further reduce its exposure to rising energy prices (securing a fixed price for more than 50% of the consumption of own sites in 2022 and more than 70% in 2023). T. España, with its Tech services (EcoSmart) also continues to drive the digital transformation of the different sectors of society and renews its commitment to energy efficiency.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Retail Accesses	37,143.5	36,881.0	36,809.2	36,460.9	36,717.1	36,684.5	36,778.7	(0.1)
Fixed telephony	8,616.6	8,523.4	8,437.9	8,376.3	8,260.9	8,207.8	8,186.3	(3.0)
Broadband	5,911.1	5,888.6	5,873.6	5,874.9	5,845.7	5,851.3	5,853.9	(0.3)
FTTH	4,671.0	4,726.7	4,774.5	4,847.6	4,875.1	4,937.3	4,980.5	4.3
Mobile	18,711.0	18,658.2	18,732.9	18,484.6	18,954.7	19,027.5	19,176.8	2.4
Prepay	840.1	806.0	783.6	752.5	710.5	715.1	757.5	(3.3)
Contract	15,259.7	15,185.8	15,194.8	15,210.7	15,139.3	15,082.9	15,085.7	(0.7)
IoT	2,611.2	2,666.4	2,754.5	2,521.5	3,105.0	3,229.5	3,333.6	21.0
Pay TV	3,895.3	3,801.3	3,755.5	3,716.4	3,647.2	3,589.3	3,553.1	(5.4)
Wholesale Accesses	3,676.8	3,658.3	3,679.1	3,674.3	3,684.3	3,662.8	3,669.1	(0.3)
FTTH	2,708.1	2,801.7	2,907.1	2,982.0	3,064.7	3,110.0	3,168.6	9.0

Total Accesses	40,820.3	40,539.3	40,488.3	40,135.2	40,401.4	40,347.3	40,447.8	(0.1)

Notes:
- Accesses in March 2022 include an update of 500k IoT accesses .

OWN UBB COVERAGE
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Total UBB Premises passed (FTTH)	25,651.3	26,134.6	26,520.1	26,903.3	27,203.0	27,524.5	27,788.0	4.8
Uptake FTTH	29%	29%	29%	29%	29%	29%	29%	0.4 p.p.

Notes:
- FTTH uptake includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (stable y-o-y) improved their performance and NPS remained at high levels (42%, +9 p.p. y-o-y), confirming the quality experience perceived by our customers. In Q3 22, growth was recorded in both mobile contract (+3k) and fixed broadband (+3k). TV continued its sequential improvement (-36k vs. -58k in Q2 22) and, compared to the previous year, a higher number of football customers renewed their subscription after cancelling it over the summer. Fibre (+102k total; +43k retail) now accounts for more than 87% of broadband customers, and network uptake reached 29% (over 27.8M PP).

CONVERGENT KPIs
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	% Chg

Convergent clients (thousands)	4,781.6	4,725.9	4,682.7	4,649.8	4,608.3	4,581.6	4,555.8	(2.7)
Convergent ARPU (EUR) (cumulative YTD)	89.7	88.5	88.9	89.2	91.1	90.7	90.5	1.8
Convergent churn (cumulative YTD)	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	1.2%	(0.2 p.p.)

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-3% y-o-y) fell by 26k in Q3 22, improving vs Q2 its trend. "miMovistar" portfolio is performing in line with the expected commercial traction with over 1m customers to date and an excellent rate of subscriptions to additional services (TV, mobile lines...). In a complex environment, and despite O2's higher base, it is worth to highlight the positive performance of ARPU, which remained at €90.1 (stable q-o-q) and showed y-o-y growth for the third consecutive quarter (+0.6%), and of churn, which also improved y-o-y once again to reach 1.2% (-0.2 p.p. y-o-y), all proving the differential value of our renewed convergent proposition.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	9,283	9,209	0.8	0.8	3,119	3,114	0.2	0.2
Mobile handset revenue	414	253	63.6	63.6	131	100	31.2	31.2
Revenues ex-mobile handset revenue	8,869	8,956	(1.0)	(1.0)	2,989	3,014	(0.9)	(0.9)
Retail	7,161	7,220	(0.8)	(0.8)	2,389	2,392	(0.1)	(0.1)
Wholesale and Other	1,708	1,737	(1.6)	(1.6)	599	622	(3.6)	(3.6)
Operating income before D&A (OIBDA)	3,403	3,535	(3.7)	(3.7)	1,150	1,182	(2.8)	(2.8)
OIBDA Margin	36.7%	38.4%	(1.7 p.p.)	(1.7 p.p.)	36.9%	38.0%	(1.1 p.p.)	(1.1 p.p.)
CapEx	1,045	1,365	(23.5)	1.4	403	645	(37.6)	20.6
Spectrum	—	335	—	—	—	312	—	—
OIBDA-CapEx	2,358	2,169	8.7	(5.8)	747	537	39.2	(11.9)

Notes:
- OIBDA before management and brand fees.

Revenue grew for the 6th straight quarter (+0.2% y-o-y, +0.8% in 9M 22), reflecting the performance of handset revenue (+31.2% y-o-y, +63.6% in 9M 22) and service revenue (-0.9% y-o-y, -1.0% in 9M 22). The slower pace of growth vs. Q2 is due to the more homogeneous comparison of handset sales revenue ("Fusión con terminal" launched in April 21), and also to the lower "La Liga" content available in the wholesale offer since mid-August. Service revenue, excluding the effect of the new football model, showed another sequential improvement (-0.4% y-o-y in Q3 22, +0.2 p.p. vs. Q2 22) due to the improved performance of retail revenue, which was broadly stable y-o-y (-0.1%, +0.4 p.p. vs. Q2 22) and, in particular, of B2B revenue (communications and IT) and the new digital businesses.
OIBDA declined by 2.8% y-o-y in Q3 22. The q-o-q evolution improved by +0.6 p.p., mainly due to the deflation of the new "La Liga" cycle and lower y-o-y increase in energy costs, and other efficiencies such as those derived from the workforce restructuring plan (€46m of savings in Q3 22) and the transformation of our network. OIBDA margin stood at 36.9% in Q3 22 (-1.1 p.p. y-o-y) and 36.7% in 9M 22 (-1.7 p.p. y-o-y), also reflecting the higher weight of lower-margin revenue.
CapEx (+1.4% y-o-y in 9M 22, with higher growth in Q3 22 due to the different pace of investment vs. 2021) remains focused on FTTH and 5G deployment. OIBDA-CapEx declined 5.8% y-o-y compared to 9M 21, leaving the cash margin at 25.4% (-1.8 p.p. y-o-y).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica 9M 22 revenue	17%	of total Telefónica 9M 22 OIBDA	16%	of total Telefónica 9M 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Sustained commercial momentum; +304k contract net additions on strong traction of the tariff O2 Grow
•Continued revenue expansion driven by mobile strength, OIBDA growth accelerating supported by efficiencies
•5G coverage target achieved ahead of year-end due to roll-out efficiencies within unchanged CapEx envelope

Operating performance
Telefónica Deutschland continued its growth path in Q3 22, delivering another quarter of strong operational and financial momentum. In a rational yet dynamic market the company further expanded its mobile market share leveraging core business strength driven by network parity and ESG leadership.
In close cooperation with the German Federal Office for Civil Protection & Disaster Assistance (BBK), the Ukrainian Ministry of Digital Transformation and the logistics partner CTDI, the company donated a mix of new and refurbished hardware network components that can be used without restrictions for the expansion and repair of several thousand mobile sites in Ukraine. As part of its ESG agenda, T. Deutschland takes concrete measures to be net CO2 neutral along the entire value chain by 2040.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Retail Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	51,208.5	51,523.7	3.4
Fixed telephony accesses	2,173.0	2,171.5	2,172.8	2,179.6	2,169.2	2,174.0	2,193.5	1.0
Broadband	2,253.9	2,253.2	2,255.4	2,262.3	2,251.9	2,256.6	2,275.9	0.9
UBB	1,809.1	1,823.2	1,837.7	1,856.8	1,864.1	1,880.8	1,910.8	4.0
Mobile accesses	44,428.2	44,974.5	45,325.3	45,693.6	45,915.0	46,696.4	46,974.0	3.6
Prepay	19,174.7	19,265.5	19,161.2	18,973.0	18,873.4	19,243.6	19,185.6	0.1
Contract	23,801.4	24,175.3	24,590.3	25,107.8	25,395.0	25,768.7	26,072.6	6.0
IoT	1,452.1	1,533.7	1,573.8	1,612.8	1,646.6	1,684.1	1,715.8	9.0
Total Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	51,208.5	51,523.7	3.4

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	1.6%	1.4%	1.7%	1.7%	1.7%	1.3%	1.9%	0.1 p.p.
Contract	1.3%	1.0%	1.2%	1.2%	1.4%	1.1%	1.4%	0.2 p.p.
Mobile churn (cumulative YTD)	1.6%	1.5%	1.6%	1.6%	1.7%	1.5%	1.6%	0.1 p.p.
Contract	1.3%	1.2%	1.2%	1.2%	1.4%	1.2%	1.3%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	9.7	9.9	10.0	10.0	9.7	9.8	10.0	(0.3)
Contract	13.2	13.4	13.5	13.5	12.8	12.9	13.0	(3.6)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

The contract mobile base continued its growth momentum in the quarter, to +965k contract net additions in 9M 22. The O2 brand’s appeal in the market resulted in strong gross add momentum of the O2 tariff portfolio whilst the contribution of partner brands continued to be solid. Churn rates in Q3 22 are reflecting the anticipated temporarily higher churn on the back of the European Electronic Communications Code (EECC). Still, postpaid churn in the O2 brand stood at low rates of 1.2% in Q3 22 vs. 1.0% in Q3 21 (1.1% in 9M 22, +0.1 p.p. y-o-y) leveraging network parity.
O2 contract ARPU was -1.3% y-o-y in Q3 22 (-0.7% in Q2) reflecting a combination of the accelerated MTR glidepath and some enhanced focus on customer loyalty including retention and bundle benefits while high value tariffs remained popular.
Prepaid accesses posted -58k net disconnections in Q3 22 (+370k in Q2 22; +213k net additions 9M 22), reflecting the German market trend of prepaid to postpaid migration and some seasonality including the reverse effect from revenue neutral SIM card reactivations in prior quarter.
Fixed broadband accesses showed good customer demand for T. Deutschland’s technology agnostic O2 my Home products, with cable as a main driver of +19k fixed BB net additions in Q3 22 (Q2 22: +5k; 9M 22: +14k). In addition, the 4G/5G based fixed-mobile substitution (FMS) offer remained popular.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg				July - September		% Chg

	2022	2021		Reported		Organic	2022	2021		Reported		Organic

Revenue	6,034	5,711		5.7		5.7	2,085	1,967		6.0		6.0
Mobile Business	5,416	5,102		6.2		6.2	1,876	1,760		6.6		6.6
Handset revenue	1,190	1,004		18.6		18.6	403	339		18.9		18.9
Fixed Business	603	603		(0.1)		(0.1)	204	203		0.5		0.5
Operating income before D&A (OIBDA)	1,893	1,795		5.5		4.7	647	623		3.8		4.2
OIBDA Margin	31.4%	31.4%	(0.1	p.p.)	(0.3	p.p.)	31.0%	31.7%	(0.7	p.p.)	(0.5	p.p.)
CapEx	902	810		11.3		11.3	346	303		14.3		14.3
Spectrum	—	—		—		—	—	—		—		—
OIBDA-CapEx	991	985		0.6		(0.6)	301	320		(6.1)		(5.2)

Note:
- OIBDA before management and brand fees.

Revenue grew by 6.0% y-o-y in Q3 22 (+5.8% in Q2 22; +5.7% y-o-y in 9M 22) driven by sustained mobile revenue momentum, a record third quarter for handset sales and despite the negative impact from the accelerated MTR glidepath. T.Deutschland’s mobile business grew 6.6% y-o-y in Q3 22 (+6.2% y-o-y in 9M). This reflects sustained revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partners, more than compensating for the negative impact from the accelerated MTR glidepath. Handset sales registered a record third quarter with revenue up 18.9% y-o-y in Q3 22 (+18.6% y-o-y in 9M) on continued good customer demand and availability of devices at T. Deutschland while customers are increasingly opting for longer-term handset financing.
OIBDA grew 4.2% y-o-y in Q3 22 (+4.7% y-o-y in 9M) with continued own brand momentum driving improved operational leverage mainly in mobile, and further efficiency gains as well as some roaming support. OIBDA margin stood at 31.0% in Q3 22; -0.5 p.p. y-o-y (31.4% in 9M, -0.3 p.p. y-o-y) mainly due to the continued strong growth of the broadly margin neutral hardware revenue.
T. Deutschland continued to execute its ‘investment for growth’ programme in line with plans in its final year. CapEx was up +11.3% y-o-y in 9M 22, with CapEx/Sales of 14.9%, and Q3 22 of 16.6% representing peak investment in 2022. Both, network modernisation and the 5G network roll-out are making strong progress driven by roll-out efficiencies, resulting in the Company already over-achieved the year-end target as well as being on track to complete the swap of its core network to Ericsson technology.
As a result, OIBDA-CapEx was broadly stable (-0.6% y-o-y) in 9M 22 and OIBDA-CapEx/Revenue reached 16.4%, -1.0 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica 9M 22 revenue	15%	of total Telefónica 9M 22 OIBDA	10%	of total Telefónica 9M 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Customer base expansion across fixed and mobile, achieving 1m Volt converged customers
•Accelerating OIBDA growth to +8.1%: underpinned by the realisation of synergies and cost efficiencies
•Continued delivery of synergies: On-track to achieve 30% of the annualised £540m run rate by the end of 2022

Operating performance
In the third quarter Virgin Media O2 (VMO2) has made strong strategic and operational progress supporting delivery for the rest of the year and beyond. The Company has grown its mobile and fixed customer base, expanded its product offering and achieved further OIBDA growth, as well as reaffirming 2022 guidance.
The fixed footprint now reaches 16.0m premises passed, with 329k having been passed since the start of the year and the Company remains on-track to deliver over 500k new network in 2022.
In the current economic climate with a rising cost of living, VMO2 has stepped up through a range of targeted support measures delivering against the Better Connections Plan ESG strategy. For customers, further enhancements were made to its Essential Broadband tariff with a reduced price of £12.50 and the introduction of a new 50Mbps tier to help provide low-cost access to connectivity for those receiving Universal Credit. This is in addition to collaboration with the Department for Work and Pensions (DWP) to implement a new tool which will automate eligibility checks, making it easier to access social broadband tariffs.

VMO2 ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Retail Accesses (1,2)	44,292.8	44,990.9	45,549.5	46,021.1	46,177.7	46,244.9	46,601.9	2.3
Broadband	5,487.9	5,523.6	5,566.0	5,626.7	5,625.7	5,620.4	5,639.2	1.3
UBB	5,458.6	5,494.1	5,536.4	5,596.8	5,595.8	5,612.0	5,631.1	1.7
Mobile accesses	30,617.7	31,358.0	31,864.6	32,276.8	32,595.0	33,095.4	33,507.9	5.2
Prepay	8,199.1	8,362.5	8,284.0	8,119.1	8,062.4	8,134.1	8,169.7	(1.4)
Contract	15,636.3	15,701.2	15,809.3	15,938.1	15,948.6	15,961.9	16,008.4	1.3
IoT	6,782.3	7,294.3	7,771.3	8,219.7	8,584.1	8,999.4	9,329.7	20.1
Wholesale Accesses	9,350.5	9,594.4	9,773.7	9,966.6	10,126.5	10,431.1	10,647.2	8.9
Total Accesses (1,2)	53,643.3	54,585.4	55,323.2	55,987.8	56,304.1	56,676.0	57,249.2	3.5
Notes:
(1) Includes fixed telephony and Pay TV accesses. Accesses prior to 1st June 2021 are based on proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020.
(2) Q2 22 includes a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

UBB Premises passed	15,386.6	15,476.4	15,546.3	15,649.9	15,749.7	15,863.4	15,980.1	2.8

The Contract mobile base grew by +47k in Q3 22 (+13k in Q2 22; +70k in 9M 22) and O2 mobile contract churn was stable y-o-y and remained market-leading at 0.8% in Q3 22.
IoT accesses grew by +330k in Q3 22 (+1,110k in 9M 22), on the back of the SMIP programme.
Fixed broadband net additions totalled +19k in Q3 22 (+34k in 9M 22), driven by the continued demand for fast, high-quality connectivity.
Less than a year after the launch of its first fixed-mobile bundle, VMO2 passed a significant milestone as the Company connected its 1m Volt customer, highlighting its continued progress in convergence.

VMO2 CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	9,013	8,850	1.8	(0.2)	3,018	3,033	(0.5)	(0.6)
Mobile revenue	5,084	4,901	3.7	1.7	1,748	1,713	2.0	2.1
Handset revenue	1,313	1,275	2.9	0.9	460	477	(3.6)	(3.7)
Fixed Business	3,519	3,561	(1.2)	(3.1)	1,142	1,188	(3.9)	(4.2)
Consumer Fixed	3,032	3,002	1.0	(1.0)	993	1,012	(1.8)	(2.0)
Subscription	2,968	2,934	1.1	(0.8)	972	987	(1.4)	(1.6)
Other	64	68	(6.1)	(7.9)	21	25	(17.6)	(17.6)
B2B Fixed	487	558	(12.7)	(14.4)	148	176	(15.9)	(16.3)
Other	410	389	5.5	3.2	128	131	(2.6)	(2.8)
Operating income before D&A (OIBDA)	3,320	3,142	5.7	5.1	1,095	1,062	3.1	8.1
OIBDA Margin	36.8%	35.5%	1.3 p.p.	1.9 p.p.	36.3%	35.0%	1.3 p.p.	3.0 p.p.
CapEx	1,987	2,183	(9.0)	7.1	717	599	19.7	10.0
Spectrum	—	519	—	—	—	3	—	—
OIBDA-CapEx	1,333	959	39.0	3.0	378	463	(18.4)	5.7

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenue declined by -0.6% y-o-y in Q3 22 (+0.2% y-o-y in Q2; -0.2% y-o-y in 9M), with +2.1% y-o-y increase in mobile revenue (+1.7% y-o-y in 9M) supported by stronger service revenue growth being partially offset by a decline in handset revenue. Fixed revenue declined -4.2% y-o-y in Q3 22 (-3.1% y-o-y in 9M 22) as consumer base expansion was offset by lower subscription and B2B revenue as a result of a high level of installation revenue for high-capacity data services within wholesale in Q3 21.
OIBDA grew by 8.1% y-o-y in Q3 22 (+4.8% y-o-y in Q2; +5.1% y-o-y in 9M), supported by the realisation of synergies, cost efficiencies and a one-off release (+3.3 p.p.) following the resolution of a legal matter for which there is no impact on cash, which was partially offset by increased energy costs. OIBDA margin improved by +3.0 p.p. y-o-y in Q3 22 to 36.3% (36.8% in 9M 22).
CapEx increased by 7.1% y-o-y in 9M 22 as the Company continued to invest in its fixed and mobile infrastructure. As a result, in 9M 22, OIBDA-CapEx increased 3.0% y-o-y with OIBDA-CapEx/Revenue up +0.5 p.p y-o-y to 14.8%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

19%	of total Telefónica 9M 22 revenue	24%	of total Telefónica 9M 22 OIBDA	22%	of total Telefónica 9M 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Strong commercial traction maintained, mainly in contract and FTTH.
•Vivo continues to strengthen its competitive position in the digital ecosystem for B2C and B2B.
•Double digit y-o-y growth in revenue and OIBDA (+10.6% and +12.3% organic; +29.0% and +16.7% reported).

Operating performance
Vivo continues to migrate Oi’s customers (acquired April 1st 2022) on its own network and expects to complete the process before Q1 23, while at the same time it is clearing the spectrum and evaluates the sites acquired from Oi.
Vivo continues to put ESG at the core: top 100 company in the Refinitiv D&I Index 2022, signatory of UNGC Brazil’s Ambition 2030 and championing diversity (e.g. commitment 50% of trainee vacancies exclusively for black students).
The Company is progressing successfully with the creation of a digital ecosystem that promotes inclusion and offers the company cross selling opportunities. Viva-e its digital e-learning platform will be launched soon and will offer courses in programming, IT and other areas; e-health services are provided through Vida-V, whose website and app were launched in August 2022. The Company generated strong growth in the digital financial services business with Vivo Money (doubling the number of loans granted compared to the previous quarter) and Vivo Pay.
In addition, Vivo, through Vivo Ventures, its Corporate Venture Capital fund, made its first investment with the acquisition of Klavi ($3m), a fintech that offers open finance solutions through a software platform enabling its customers to improve the development of their financial products and services.
In B2B, Vivo drives services beyond connectivity through Cloud, Big Data and Cybersecurity, enabling it to maintain B2B digital revenue growth of more than 30% y-o-y. In this regard, on October 3rd it announced the closing of the purchase of Vita IT, a company that will strengthen its operation and positioning in the Networking market.

ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Final Clients Accesses	95,900.8	96,813.8	97,516.6	98,853.2	100,035.3	113,799.8	111,780.4	14.6
Fixed telephony accesses	8,625.9	8,328.1	7,802.4	7,506.5	7,345.3	7,222.4	7,047.3	(9.7)
Broadband	6,318.2	6,283.8	6,264.9	6,262.0	6,273.3	6,297.3	6,359.0	1.5
UBB	5,220.1	5,313.0	5,430.1	5,535.3	5,632.0	5,732.3	5,855.0	7.8
FTTH	3,745.8	4,046.3	4,356.0	4,608.7	4,837.6	5,048.2	5,277.2	21.1
Mobile accesses	79,673.3	80,956.5	82,244.6	83,912.3	85,293.3	99,192.3	97,321.3	18.3
Prepay	33,668.8	33,871.7	34,163.4	34,287.3	34,399.0	42,264.2	39,873.7	16.7
Contract	35,321.4	35,911.4	36,608.6	37,166.7	37,949.0	43,144.6	43,244.1	18.1
IoT	10,683.2	11,173.4	11,472.6	12,458.3	12,945.3	13,783.5	14,203.4	23.8
Pay TV	1,223.5	1,186.2	1,146.6	1,114.8	1,067.3	1,033.2	1,000.1	(12.8)
IPTV	913.9	918.6	917.8	916.8	898.9	890.6	887.7	(3.3)
Total Accesses	95,901.9	96,814.9	97,517.6	98,854.2	100,035.6	113,800.1	111,780.7	14.6
Notes: Includes OI's mobile access since April 2022. In September 2022, 3.0m inactive mobile accesses acquired to Oi (0.8m contract and 2.2m prepaid) were disconnected.

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Total UBB Premises passed	25,057.9	25,609.7	26,371.7	27,485.7	28,313.0	28,313.0	28,313.0	7.4
Owned (Fully/Partially)	24,493.4	24,883.1	25,642.2	26,746.4	27,563.0	27,469.7	27,408.6	0.1
Total FTTH	16,291.1	17,309.5	18,316.5	19,587.6	20,521.7	21,037.8	22,265.0	21.6
Owned (Fully/Partially)	15,726.6	16,582.9	17,587.1	18,848.4	19,771.7	20,194.5	21,360.6	0.2
Uptake FTTH	23%	23%	24%	24%	24%	24%	24%	(0.1 p.p.)
Notes: FTTH uptake includes FTTH connected divided by the total FTTH premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	2.9%	2.9%	2.8%	2.8%	2.6%	2.5%	3.4%	0.7 p.p.
Contract	1.1%	1.3%	1.2%	1.3%	1.2%	1.0%	1.9%	0.6 p.p.
Mobile churn (cumulative YTD)	2.9%	2.9%	2.9%	2.8%	2.6%	2.6%	2.9%	0.0 p.p.
Contract	1.1%	1.2%	1.2%	1.2%	1.2%	1.1%	1.4%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.2	4.5	4.6	4.6	(4.1)
Contract	7.2	7.2	7.4	7.4	7.9	8.2	8.3	(4.2)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.
- Includes OI's mobile access since April 2022. In Sept 2022, ARPU and Churn are impacted by the disconnection of 3.0M inactive accesses acquired from OI (0.8M contract and 2.2M prepaid).

In mobile, Vivo maintains its leadership with a market share of 38% and 42% in contract. Contract net additions totalled 1.2m excluding Oi's accesses disconnections (+63% y-o-y; 3.2m in 9M 22). Churn of 1.2% in Q3 remains at very low levels, while portability with all operators remained positive. In Q3, 3.0m inactive accesses acquired from Oi were disconnected (0.8m postpaid and 2.2m prepaid) with no revenue impact.
In fixed, FTTH connections accelerated in Q3 22 with 229k net adds and 669k in 9M 22. FTTH uptake remained at 24% despite the acceleration in fibre deployment (mainly due to Vivo’s and FiBrasil’s expansion).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg
	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	6,509	5,108	27.4	8.8	2,310	1,791	29.0	10.6
Mobile Business	4,447	3,381	31.5	12.3	1,604	1,199	33.8	14.7
Handset revenue	390	277	40.9	20.2	136	93	46.6	25.9
Fixed Business	2,062	1,728	19.4	1.9	705	592	19.2	2.1
Operating income before D&A (OIBDA)	2,702	2,326	16.2	7.5	988	846	16.7	12.3
OIBDA Margin	41.5%	45.5%	(4.0 p.p.)	(0.5 p.p.)	42.8%	47.3%	(4.5 p.p.)	0.7 p.p.
CapEx	1,297	1,002	29.5	11.0	488	354	37.8	20.2
Spectrum & obligations	2	5	(65.7)	(70.7)	0	5	(99.5)	(100.0)
OIBDA-CapEx	1,405	1,324	6.1	4.4	499	492	1.5	5.6

Notes:
- OIBDA before management and brand fees.
- Includes OI's mobile access since April 2022.

Revenue grew by +10.6% y-o-y in Q3 22 and +29.0% in reported terms (+8.8% and 27.4% in 9M 22) thanks to the growth in contract accesses, the progressive update of tariffs, the contribution from Oi's acquired accesses and by increasing contribution from fibre.
OIBDA rose 12.3% in Q3 22 and 16.7% in reported terms (+7.5% and +16.2% in 9M) despite inflationary headwinds and higher commercial expenses, which were offset by efficiencies from digital channels. Q3 22 OIBDA margin increased to 42.8% (+0.7 p.p. y-o-y). OIBDA-CapEx in 9M 22 increased by 4.4%, with a CapEx/Revenue ratio of 20%.

TELEFÓNICA INFRA

Key Messages
•T. Infra manages a portfolio of FTTH vehicles, data centres and submarine cable investments
•Leading portfolio of FibreCos that bring green connectivity to underserved areas, strengthened by two new InfraCos: Bluevia in Spain and and a JV with Infravia in the UK.
•Continuing crystallising value, while enabling further growth via alternative investment models

Operating performance
Unique portfolio of best-in-class FibreCos both in Europe (in Germany, and once the transactions are closed, also in Spain and the UK) and in Latam (Brazil, Chile and Colombia) with an aggregated target of >25m premises passed by 2026, from the current 12m4 deployed to Sep-22. Additionally, the portfolio includes Telxius (high valuable subsea cable asset), and Nabiax (14 data centres in Spain and Latam).
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) has enhanced its commercial position, announcing wholesale agreements with Sky Brasil and Vero in Q3 22.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%) started as a fully greenfield operation and has already launched operations in eight federal states (“Länder”). The Company is currently gaining momentum, having signed MoUs to deploy 550k premises and one additional wholesale agreement with a regional ISP, on top of the previously signed (one national and two regional).
In Spain, Bluevia (Vauban/CAA consortium 45%, T. Infra 25% and T Spain 30%), which in the process of obtaining the relevant regulatory approvals (expected by year-end), is a wholesale FTTH provider focusing in rural areas. Bluevia will increase its fibre coverage in the next two years to reach 5m premises passed.
In UK, the recently created joint venture (InfraVia Capital Partners 50%, T. infra 25% and Liberty Global 25%), is pending regulatory and competition approvals (expected by year-end), will construct and operate a wholesale FTTH broadband network of 5m homes not currently served by VMO2’s network by 2026, with the opportunity to expand to an additional c.2 million homes, thereby accelerating the UK’s FTTH deployment with an investment of approximately £4.5bn
OnNet Fibra Chile (KKR 60% and T. Chile 40%) and OnNet Fibra Colombia (KKR 60% and T. Colombia 40%) are the largest neutral wholesale FTTH providers in their respective countries. Thanks to their accelerated rates of deployment, both InfraCos have become market leaders, in this regard OnNet Chile has recently announced the purchase of Entel’s fibre network and secured a long-term agreement whereby Entel will become a wholesale tenant.
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) is operating 14 data centres in seven countries (Spain, Chile, Brazil, Argentina, Peru, U.S., and Mexico) with a combined IT power of 48 MW. Nabiax has fulfilled the three ESG indicators, two environmental (carbon emissions and water treatment) and one social (gender equality) associated with the €320m sustainable “project finance” funding received one year ago.
In early 2023 Telxius is expected to receive the regulatory and competition approvals for Telefónica to increase its stake to 70% of this critical infrastructure. In Q3 22, it maintained its strong commercial momentum, showing an organic revenue growth of +4.9% y-o-y (+18.6% y-o-y reported), which together with continuous cost management and collection of overdue debt, fuelled y-o-y OIBDA growth in the quarter (+28.9% organic and +47.9% reported). In 9M 22 period, revenue grew by +1.1% y-o-y (+10.9% reported) and OIBDA5 +13.6% y-o-y (+26.3% reported). In addition, bandwidth (Gbps) provisioned for capacity services grew by +46% y-o-y in 9M 22 and the value of contracts signed with third parties increased by +17% y-o-y in the same period, as result of the incremental demand from hyperscalers and relevant carriers.
Telxius' traffic increased by +16% y-o-y in Q3 22 (+7 p.p. vs Q2 22; +2 p.p. vs Q3 21) despite the huge increase already seen on previous years associated with the pandemic.
4     Included in the total Group´s FTTH PPs
5    Constant perimeter (excluding Tower business)

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Continuous market outperformance, increased scale and improved capabilities
•Differential go-to-market; large B2B base, migration from traditional Comms & IT to Next-Gen IT solutions
•Recognitions by clients, partners and Industry Analysts improving our competitive position

Telefónica Tech is successfully executing its strategy and consolidating its leading position as a Next-Gen Tech solutions provider, while also providing digital skills training and employment opportunities as part of Telefónica's commitment to leading an inclusive digital transition. In 2022 the Company has significantly increased its scale thanks to strategic value-accretive acquisitions and to an outstanding organic performance.
Telefónica Tech provides a differential customer journey based on the migration from traditional Comms & IT services to Next-Gen IT solutions. The strong sustainable portfolio (leveraged on a wide partner ecosystem) combined with high value professional and managed services, allow T.Tech to accompany its customers in its path to have fully cyber-secured & cloudified comms and IT and to optimise their business processes thanks to AI and IoT Solutions.
A highly skilled diversified team of ~5.8k professionals (60 nationalities, >3k certification in 3rd parties' technologies), located close to customers (~80% of resources in Europe), bring their experience to develop, integrate, implement, support and optimise all solutions required. T.Tech reaches >5.5m B2B Telefónica’s customers in 175 countries.
In Q3 22, T. Tech’s leadership capabilities were recognised by clients, partners (“2022 Partner of the Year” Managed Security Service Provider by Fortinet) and Industry Analysts (“Forrester Wave - European Managed Security Services as a Strong Performer” and “Champion with Kaleido - Private Network Solution & Management”).
Operating performance
Telefónica Tech delivered a strong commercial performance (bookings c.+60% y-o-y vs 9M 21) and generated a healthy funnel. This solid pipeline proves the resilient demand of Tech services and Telefónica Tech's strong position in a challenging environment.
T. Cybersecurity & Cloud Tech highlights in Q3 22:
•Strong commercial activity, closing +19k contracts with a growing funnel.
•Strengthened partnership ecosystem: with Aruba to evolve managed networking services portfolio and McAfee to offer online protection solution integrated in Multi Access product.
•Cloud capabilities reinforced: new AWS Specialised Center and achieved the Netskope Service Delivery Specialization for technical expertise and exceptional services scale.
•Digitalisation of SMEs: following the first phase of calls for aids funded by European Funds (Digital Kit), T.Tech has sold services in all ten digitalisation categories, with cybersecurity being one of the most demanded.
T. IoT & Big Data Tech highlights in Q3 22:
•Sustained commercial activity mainly driven by IoT Solutions and Data Analytics and increasing demand from Government and Public Sector.
•New strategic agreements in 5G NB-IoT satellite connectivity (Sateliot), Remote Operations & AR in Industry 4.0 (TeamViewer), and Federated Learning Technologies in AI (Sherpa.ai).
•Partner with BMC to include our TrustOS Blockchain capability in their autonomous digital enterprise SaaS.
Financial Performance
Revenue reached €386m in Q3 22 (+68.6% y-o-y) and €1,021m in 9M 22 (+70.6% y-o-y) driven by the outperformance of businesses in constant perimeter (~30% y-o-y in 9M 22) and the integration of operations acquired in the last twelve months, which also increased our geographic diversification. Both, T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech revenue growth outperformed the market and in 9M 22 reached €900m (+70.5% y-o-y) and €122m (+73.0% y-o-y) respectively. >85% of Telefónica Tech revenue are generated in hard currency countries.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

21%	of total Telefónica 9M 22 revenue	14%	of total Telefónica 9M 22 OIBDA	17%	of total Telefónica 9M 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Strong commercial traction in higher value accesses (+18% in FTTH & cable, +5% in contract and +54% in IPTV)
•Solid revenue growth (Q3: +3.8%; 9M +4.1%); OIBDA-CapEx +15.1% vs 9M 22
•Telefónica is acknowledged as the Telco with the best corporate reputation in Latam by Merco

Operating performance

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Retail Accesses	109,152.9	109,498.6	109,061.1	110,395.5	109,226.2	110,090.2	110,112.1	1.0
Fixed telephony accesses	7,668.1	7,489.2	7,237.3	7,034.1	6,845.6	6,647.4	6,470.1	(10.6)
Broadband	5,555.0	5,654.8	5,700.5	5,756.9	5,795.7	5,852.0	5,934.1	4.1
UBB	3,894.3	4,108.5	4,280.0	4,432.2	4,576.2	4,757.6	4,950.8	15.7
FTTH & Cable	3,642.4	3,886.5	4,086.9	4,259.0	4,427.1	4,624.4	4,834.4	18.3
Mobile accesses	92,924.7	93,400.5	93,173.0	94,612.6	93,566.8	94,559.5	94,647.6	1.6
Prepay	66,145.0	65,926.8	65,143.7	66,075.3	64,645.4	65,171.8	64,784.6	(0.6)
Contract	22,611.4	23,099.6	23,494.7	23,799.6	24,007.1	24,204.9	24,563.0	4.5
IoT	4,168.3	4,374.2	4,534.6	4,737.6	4,914.3	5,182.9	5,299.9	16.9
Pay TV	2,864.1	2,872.5	2,869.0	2,905.3	2,940.3	2,957.3	2,986.8	4.1
IPTV	646.4	724.9	811.2	913.2	1,011.2	1,115.8	1,245.0	53.5

Total Accesses	109,173.2	109,518.8	109,080.7	110,414.7	109,244.8	110,108.7	110,130.4	1.0

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	% Chg

Total UBB Premises passed	13,216.1	13,813.7	14,527.0	15,159.3	16,080.4	16,951.2	17,918.2	23.3
Owned (Fully/Partially)	12,421.6	12,762.2	13,173.1	13,558.2	14,363.9	15,156.1	12,324.5	(6.4)
Total FTTH & Cable	11,084.3	11,682.6	12,399.2	13,035.7	13,960.2	14,842.7	15,846.3	27.8
Owned (Fully/Partially)	10,289.8	10,631.1	11,045.3	11,434.5	12,243.7	13,047.6	10,252.5	(7.2)
Uptake FTTH	33%	33%	33%	33%	32%	31%	31%	(2.5 p.p.)

Notes:
- FTTH uptake includes FTTH connected divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	% Chg

Mobile churn (quarterly)	3.0%	3.0%	3.5%	3.0%	3.7%	3.0%	3.3%	(0.2 p.p.)
Contract	2.0%	2.2%	2.3%	2.3%	2.5%	2.6%	2.5%	0.2 p.p.
Mobile churn (cumulative YTD)	3.0%	3.0%	3.2%	3.1%	3.7%	3.3%	3.3%	0.1 p.p.
Contract	2.0%	2.1%	2.2%	2.2%	2.5%	2.6%	2.5%	0.4 p.p.
Mobile ARPU (EUR) (cumulative YTD)	3.2	3.2	3.3	3.3	3.5	3.6	3.6	0.2
Contract	9.1	9.0	9.0	9.1	9.5	9.7	9.6	(0.7)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, contract accesses increased by 5% y-o-y (double digit growth in Colombia and Mexico). Net adds accelerated to +358k in Q3 22 (+763k in 9M 22), with a strong performance in Colombia (+151k vs. +89k in Q2 22) and the return to growth in Peru (+37k).
In the fixed business, the company is continuing its FTTH transformation thanks to good competitive positioning and the growing demand for high quality connectivity services. In Q3 22 210k accesses were connected to FTTH & Cable networks (575k in 9M); FTTH & Cable accesses accounted for 81% of broadband accesses (+10 p.p. y-o-y). The Columbian operation more than doubled its number of connections in the first 9M 22 vs. previous year. On-Net Chile has already reached its deployment target of 3.5m PPs, initially planned for YE 2022.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September		% Chg		July - September		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	7,036	6,069	15.9	4.1	2,510	2,124	18.2	3.8
Mobile Business	4,611	3,954	16.6	4.0	1,672	1,380	21.2	4.4
Handset revenue	1,161	1,007	15.3	5.2	425	353	20.5	7.8
Fixed Business	2,425	2,104	15.3	4.5	814	741	9.8	3.0
Operating income before D&A (OIBDA)	1,595	1,641	(2.8)	4.4	501	872	(42.6)	1.2
OIBDA Margin	22.7%	27.0%	(4.4 p.p.)	0.1 p.p.	19.9%	41.0%	(21.1 p.p.)	(0.6 p.p.)
CapEx	659	654	0.6	(12.5)	230	154	49.5	11.1
Spectrum	137	133	3.1	(5.8)	7	(2)	c.s.	(26.6)
OIBDA-CapEx	936	986	(5.0)	15.1	271	718	(62.2)	(3.4)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m).
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

Revenue grew 3.8% y-o-y in Q3 (+4.1% in 9M; +4.2% in Q2) thanks to growth in service revenue and handset sales (+3.1% and +7.8% respectively). Reported revenue increased +18.2% in Q3 22 (+15.9% in 9M 22).
OIBDA increased by 1.2% y-o-y in Q3 22 (+4.4% in 9M 22; +10.2% in Q2 22, positively impacted by €30m capital gain from the data centre sale in Chile). OIBDA y-o-y growth was driven by revenue and new operating model including headcount reduction, digitalisation, and legacy technology shutdown.
Q3 22 reported OIBDA declined 42.6% mainly due to the capital gain from the sale of the 60% stake in InfraCo Chile in Q3 21 (€409m) and the recognition of €37m restructuring expenses in Argentina in Q3 22.
OIBDA margin stood at 19.9% in Q3 22 (-0.6 p.p. y-o-y); 22.7% in 9M 22 (+0.1 p.p. y-o-y).
OIBDA-CapEx increased by +15.1% y-o-y vs 9M 22.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - September		% Chg		July - September		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	7,036	6,069	15.9	4.1	2,510	2,124	18.2	3.8
Telefónica Argentina	1,786	1,421	25.7	—	694	551	26.1	—
Telefónica Chile	1,339	1,310	2.2	2.0	443	444	(0.2)	2.1
Telefónica Perú	1,320	1,134	16.5	3.0	460	386	19.4	(1.6)
Telefónica Colombia	1,158	964	20.1	17.3	392	316	23.9	20.5
Telefónica México	843	739	14.1	1.9	310	255	21.7	5.2
Others & eliminations	589	501	17.6	1.6	211	173	22.1	(0.2)

Handset revenue	1,161	1,007	15.3	5.2	425	353	20.5	7.8
Telefónica Argentina	281	225	24.7	—	112	93	20.9	—
Telefónica Chile	249	272	(8.4)	(5.3)	80	84	(5.0)	(3.0)
Telefónica Perú	177	158	12.2	(0.7)	63	52	20.0	(1.2)
Telefónica Colombia	184	113	62.2	58.5	66	40	63.9	59.6
Telefónica México	216	193	11.9	—	86	67	28.5	11.8
Others & eliminations	54	46	17.8	2.9	19	17	12.6	(5.8)

OIBDA	1,595	1,641	(2.8)	4.4	501	872	(42.6)	1.2
Telefónica Argentina	190	160	18.6	—	62	78	(20.8)	—
Telefónica Chile	369	789	(53.2)	7.1	112	530	(78.9)	(6.7)
Telefónica Perú	282	171	64.9	28.4	107	67	58.6	24.6
Telefónica Colombia	501	311	61.2	(2.1)	127	119	6.6	3.7
Telefónica México	57	53	6.5	(11.8)	20	23	(11.4)	(24.7)
Others & eliminations	196	156	25.7	(5.5)	74	55	33.7	(2.4)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q3 21 OIBDA was positively impacted by capital gains related with the sale of 60% of InfraCo Chile (+€409m).
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

•Chile: Revenue grew by 2.1% y-o-y in Q3 22, supported by contract growth (gross adds set a new historical record in the quarter) and FTTH connections enabling the Company to consolidate its leadership in broadband. OIBDA (-6.7% y-o-y) was impacted by commercial growth and higher network expenses. The Company was recognised by Ookla as the fastest mobile internet network in the country.
•Perú: Despite the slowdown in economic growth, Q3 22 OIBDA grew double digits y-o-y (+24.6%) thanks to reduction of employees, shutdown of legacy technology, renegotiation with suppliers and progressive tariff increases. The Company continues to make progress in its goal of reducing the digital divide in rural areas, and so "Internet for All" has already connected more than 15k towns, giving internet access to close to 2.9m people.
•Colombia: Revenue grew by 20.5% y-o-y in Q3 22 mainly due to the growth in contract and FTTH accesses, the sale of premises deployed by the InfraCo and the increase in handset sales. OIBDA grew by 3.7% y-o-y in Q3 22 despite growing commercial expenses, the impact of inflation and the peso devaluation. T. Colombia won the Andesco Sustainability Award in the Inclusion special category.
•México: Revenue grew by +5.2% y-o-y in Q3 22, driven by contract and handset sales. OIBDA declined by 24.7% due to higher costs from AT&T after migrating all traffic to their network (part of the savings from the migration to AT&T's network are reflected in CapEx). 9M 22 OIBDA-CapEx was up 3.9%. The Company continued to dismantle the access network (42% already dismantled). T. Mexico reached an alliance with the ICMEC (International Centre for Missing & Exploited Children) and the UNODC (United Nations Office on Drugs and Crime) to train and strengthen the prevention, attention and investigation of abuse and sexual exploitation of children and adolescents online.
•Argentina: Commercial activity, mainly FTTH, IPTV and contract, accelerated during the quarter. Revenue increased by +39.1% vs. Q3 21 in local currency due to higher accesses and continued tariff upgrades. OIBDA grew by +29.2%. Movistar continues to make progress in its aim to bridge the digital divide amongst people with disabilities by launching an app that guarantees the best possible service for people with hearing, speech, intellectual or low vision impairments.

Corporate transactions in 2022 and 2021
During January-September 2022
•On January 11th 2022, the transaction between T. Colombia and a Colombian company controlled by KKR (“InfraCo”) for the sale and purchase of certain fibre assets owned by T. Colombia and for the provision of wholesale connectivity services by InfraCo to T. Colombia, the development of activities of deployment of fibre network, and other associated services, was completed. T. Colombia has 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo.
•On January 13th 2022, T. Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in T. Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V.
•On March 21st 2022, T. Tech signed and completed the acquisition of UK based Incremental, one of the fastest growing Microsoft partners in the UK.
•On April 20th 2022, the transaction relating to the share purchase agreement and other commitments between T. Brasil, Tim and Claro, all of which are the purchasers, and Oi, the seller of the Oi Group's mobile telephony assets, was closed.
•On June 9th 2022, it was closed the agreement reached by the company T. Cybersecurity & Cloud Tech with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries.
•On June 9th, 2022, Repsol and Telefónica set up Solar360 de Repsol and Movistar S.L., with a 50% stake each, a joint venture to develop the photovoltaic self-consumption business, offering integral self-consumption solutions to private customers, neighbourhood associations and companies, both SMEs and large companies, through the installation of solar panels. In addition, the company Solar360 Soluciones de Instalacion y Mantenimiento S.L. was set up with a 51% stake held by Telefónica.

During January-December 2021
•On June 1st 2021, following the agreement reached between Telefónica and Liberty Global to combine into a 50-50 joint venture (JV), their operating businesses in the UK, the closing of the transaction was carried out, resulting in the combination of both businesses into the JV called VMED O2 UK Ltd (VMO2).
•On June 1st 2021, following the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale of the telecommunication towers division located in Europe was carried out.
•On June 3rd 2021, in relation to the above agreement, the closing of the sale of the telecommunication towers division located in Latin America (Brazil, Peru, Chile and Argentina) was carried out.
•On July 1st 2021, the transaction regarding the stock purchase agreement entered into between T. Chile and KKR for the sale of 60% of the shares of “InfraCo” was completed.
•On July 2nd 2021, following the agreement reached by T. Brasil and T. Infra with CDPQ on March 2nd 2021, for the construction, deployment and commercialisation of a FTTH network in Brazil, in medium-sized cities outside the State of São Paulo, through a JV called "FiBrasil", the transaction was closed. T. Group and CDPQ each own a 50% stake in FiBrasil, under a co-control governance model.
•On July 29th 2021, T. Cybersecurity & Cloud Tech reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom (Cancom UK&I, renamed to Telefónica Tech UK & Ireland, Limited).
•On August 2nd 2021, regarding the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from T. Germany, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out.
•On August 9th 2021, Telefónica transferred the entire share capital of T. Costa Rica to Liberty Latin America.

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	September 2022	December 2021	% Chg

Non-current assets	90,921	84,284	7.9
Intangible assets	12,478	11,725	6.4
Goodwill	18,942	16,519	14.7
Property, plant and equipment	24,233	22,725	6.6
Rights of Use	8,455	7,579	11.6
Investments accounted for by the equity method	12,407	12,773	(2.9)
Financial assets and other non-current assets	9,046	7,347	23.1
Deferred tax assets	5,360	5,616	(4.6)
Current assets	24,120	24,929	(3.2)
Inventories	1,868	1,749	6.8
Receivables and other current assets	9,323	8,287	12.5
Tax receivables	2,577	2,120	21.6
Other current financial assets	3,033	3,835	(20.9)
Cash and cash equivalents	7,275	8,580	(15.2)
Non-current assets and disposal groups held for sale (1)	44	358	(87.7)

Total Assets = Total Equity and Liabilities	115,041	109,213	5.3

Equity	32,622	28,684	13.7
Equity attributable to equity holders of the parent and other holders of equity instruments	25,724	22,207	15.8
Equity attributable to non-controlling interests	6,898	6,477	6.5
Non-current liabilities	57,721	55,034	4.9
Non-current financial liabilities	37,009	35,290	4.9
Non-current lease liabilities	7,156	6,391	12.0
Payables and other non-current liabilities	3,660	3,089	18.5
Deferred tax liabilities	3,241	2,602	24.5
Non-current provisions	6,655	7,662	(13.1)
Current liabilities	24,698	25,495	(3.1)
Current financial liabilities	5,496	7,005	(21.5)
Current lease liabilities	2,040	1,679	21.5
Payables and other current liabilities	13,770	13,210	4.2
Current tax payables	1,753	2,026	(13.5)
Current provisions	1,639	1,441	13.7
Liabilities associated with non-current assets and disposal groups held for sale (1)	—	134	—

(1) As of December 2021 includes assets and liabilities of T. El Salvador, fibre vehicle in Colombia and other assets reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - September

	2022	2021	% Chg

Cash received from operations	35,210	35,105
Cash paid from operations	(26,528)	(26,116)
Net payments of interest and other financial expenses net of dividends received	(668)	(1,066)
Taxes proceeds/(paid)	(416)	(379)
Net cash flow provided by operating activities	7,598	7,544	0.7

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(4,019)	(5,144)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(1,536)	14,172
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	2,990	(1,778)
Net cash flow used in investing activities	(2,565)	7,250	c.s.

Dividends paid	(520)	(619)
Proceeds from share capital increase	2	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(445)	(361)
Operations with other equity holders (1)	(229)	(283)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,088	1,587
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(5,531)	(9,233)
Lease Principal Payments	(1,458)	(1,303)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(538)	(147)
Net cash used in financing activities	(6,631)	(10,359)	(36.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	293	(248)
Net increase (decrease) in cash and cash equivalents during the year	(1,305)	4,187	c.s.

Cash and cash equivalents at the beginning of the period	8,580	5,604
Cash and cash equivalents at the end of the period	7,275	9,791
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
September 2022

Non-current financial liabilities	37,009
Current financial liabilities	5,496
Gross Financial Debt	42,505
Cash and cash equivalents	(7,275)
Current financial assets	(3,022)
Non-current financial assets	(5,573)
Mark-to-market adjustment by cash flow hedging activities related to debt	1,272
Other current assets and liabilities	(219)
Other non-current assets and liabilities	1,230
Net Financial Debt	28,918
Lease Liabilities	9,163
Net Financial Debt including Lease liabilities	38,081
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €2,196m, €2,950m included as financial liabilities and €5,146m included as financial assets.

Unaudited figures	September 2022

Net Financial Debt / OIBDAaL adjusted (1)	2.79x
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
September 2022

Gross commitments related to employee benefits	5,076
Value of associated Long-term assets	(95)
Tax benefits	(1,303)
Net commitments related to employee benefits	3,678

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Sep 2022	Jan - Sep 2021	September 2022	December 2021

USA (US Dollar)	1.062	1.196	0.975	1.133
United Kingdom (Sterling)	0.847	0.863	0.883	0.840
Argentina (Argentine Peso) (3)	143.558	114.286	143.558	116.374
Brazil (Brazilian Real)	5.436	6.368	5.269	6.321
Chile (Chilean Peso)	911.537	881.562	935.754	956.736
Colombia (Colombian Peso)	4,319.503	4,421.629	4,473.481	4,509.258
Costa Rica (Colon)	703.626	740.741	616.586	730.994
Mexico (Mexican Peso)	21.500	24.065	19.580	23.182
Peru (Peruvian Nuevo Sol)	4.050	4.580	3.879	4.515
Uruguay (Uruguayan Peso)	44.006	51.922	40.672	50.624
Venezuela (Bolivar Digital) (3)	27.456	15.304	27.456	18.655
(1) Average exchange rate for the period.
(2) Exchange rates as of 9/30/2022 and 12/31/2021.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs the Euro (in the case of Venezuela, Telefónica uses a synthetic exchange rate based on 'Bolivar Digital' since October 2021. For prior periods, and for comparative purposes, the synthetic exchange rate has been restated to 'Bolivar Digital').

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	September 2022

	EUR	BRL	HISPAM	OTHERS

Net financial debt plus Lease Liabilities structure by currency	74%	16%	11%	—%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	September 2022
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	89%	7%	4%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

ESG RATINGS
	Overall score/rating	Relative positioning	Date of last rating change

CDP	A	Global A-list	Dec-21
Digital Inclusion Benchmark	89.5	1st worldwide	Dec-21
FTSE Russell	4.4/5	1st in sector	Dec-21
Moody's Vigeo Eiris	67/100	3rd / 37 (sector)	Oct-21
MSCI	A	Average in sector	Sep-22
Ranking Digital Rights	Included	1st in sector	Feb-21
Refinitiv	A-	6th in sector	May-22
S&P DJSI	86/100	n.a.	Sep-22
Sustainalytics	17.2 (low risk)	14th / 219 (sector)	Oct-21

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
Reported figures for 2021 and 2022 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.

Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of June 2022 can be found on page 31 of this document and in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data was available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2022/2021 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2021. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/09/rdos22t3-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company, including its environmental, social and governance information.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 33 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended June 30, 2022 submitted to the CNMV, in Note 2, page 14, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer